July 24, 2017

VIA EDGAR

United States Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Callon Petroleum Company

Registration Statement on Form S-4

Filed July 24, 2017

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement on Form S-4 (the “S-4”) of Callon Petroleum Company (the “Issuer”) and the Issuer’s subsidiaries acting as guarantors (each, a “Subsidiary Guarantor” and collectively, the “Subsidiary Guarantors”) of $200,000,000 aggregate principal amount of the Issuer’s 6.125% Senior Notes due 2024 and the related guarantees thereof by the Subsidiary Guarantors, which were offered and sold in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), on behalf of the Issuer and the Subsidiary Guarantors, we hereby represent that:

(a)    The Issuer is registering the new notes, and the Subsidiary Guarantors are registering the new guarantees in reliance on the positions enunciated by the staff of the Securities and Exchange Commission (the “Staff”) in Exxon Capital Holdings Corp. (available April 13, 1989), Morgan Stanley & Co. (available June 5, 1991) and Shearman & Sterling (available July 2, 1993).

(b)    None of the Issuer, any Subsidiary Guarantor nor any affiliate of the Issuer or any Subsidiary Guarantor has entered into any agreement or understanding with any person to distribute the new notes and the new guarantees thereof.

(c)    To the best of the Issuer’s and each Subsidiary Guarantor’s information and belief, each person participating in the exchange offer is acquiring the new notes and the new guarantees thereof in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the new notes and the new guarantees thereof to be received in the exchange offer.

Haynes and Boone, LLP

Attorneys and Counselors

1221 McKinney, Suite 2100

Houston, Texas 77010

Phone: 713.547.2000

Fax: 713.547.2600

(d)    The Issuer will make each person participating in the exchange offer aware (through the prospectus included in the S-4 (the “Prospectus”)) that if such person is participating in the exchange offer for the purpose of distributing the new notes and the new guarantees thereof to be acquired in the exchange offer, such person (i) could not rely on the Staff position enunciated in Exxon Capital Holdings Corp. or interpretive letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Issuer acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

(e)    The Issuer (i) will make each person participating in the exchange offer aware (through the Prospectus) that any broker-dealer who holds original notes and original guarantees acquired for its own account as a result of market making activities or other trading activities, and who receives new notes and new guarantees in exchange for such original notes and original guarantees pursuant to the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act, which may be the Prospectus so long as it contains a plan of distribution with respect to such resale transaction (such plan of distribution need not name the broker-dealer or disclose the amount of new notes held by the broker-dealer), in connection with any resale of such new notes and new guarantees and (ii) will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the exchange offer the following additional provision if the exchange offeree is a broker-dealer holding original notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of new notes and new guarantees received in respect of such original notes and original guarantees pursuant to the exchange offer. The transmittal letter or similar documentation may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Sincerely,

/s/ William B. Nelson

William B. Nelson

cc:	Joseph C. Gatto, Jr.